# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 09/07/2025
Filed by CIK 0001755804
Persons authorized to receive notices and communications: Nathaniel Bradley, 48 Wall Street, Floor 11, New York, New York (NY), 10005, 520-631-9595

## Reporting persons
- Nathaniel Bradley (CIK 0001755804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 19,700,790; sole dispositive power 0; shared dispositive power 19,700,790; aggregate amount beneficially owned 19,700,790 (16.9% of the class)
  Comment: Mr. Bradley is Chief Executive Officer and sole director of EOS Technology Holdings Inc. (formerly known as Data Vault Holdings Inc.) and the spouse of Sonia Choi. The shares beneficially owned by Mr. Bradley consist of 4,235,970 shares held directly by Mr. Bradley, 12,289,002 shares held directly by EOS Technology Holdings Inc., and 3,175,818 shares held directly by Ms. Choi.
- Sonia Choi (CIK 0001918125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,411,788; sole dispositive power 0; shared dispositive power 7,411,788; aggregate amount beneficially owned 7,411,788 (6.4% of the class)
  Comment: Ms. Choi is the spouse of Mr. Bradley. The shares beneficially owned by Ms. Choi consist of 3,175,818 shares held directly by Ms. Choi and 4,235,970 shares held directly by Mr. Bradley.
- EOS Technology Holdings Inc. (CIK 0001882356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,289,002; sole dispositive power 0; shared dispositive power 12,289,002; aggregate amount beneficially owned 12,289,002 (10.5% of the class)
  Comment: These shares are held directly by EOS Technology Holdings Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc., a Delaware corporation (the "Issuer"), amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 13, 2025, as amended by the Amendment No. 1 to Schedule 13D, filed by the Reporting Persons with the SEC on June 27, 2025, and the Amendment No. 2 to Schedule 13D, filed by the Reporting Persons with the SEC on August 12, 2025 (the "Schedule 13D").

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

110,909 shares of Common Stock of the Issuer were transferred by EOS Technology Holdings Inc. ("EOS") to a third party in connection with a consulting agreement, dated as of August 19, 2025 (the "Consulting Agreement"), by and between EOS and the consultant under the Consulting Agreement.

10,000,000 shares of Common Stock of the Issuer were issued to EOS pursuant to an amendment and conversion agreement, dated as of September 7, 2025 (the "EOS Note Amendment") between EOS and the Issuer, to the Convertible Promissory Note (the "EOS Note") issued to EOS on December 31, 2024 in the original principal amount of $10,000,000. Pursuant to the EOS Note Amendment, EOS converted (the "EOS Note Conversion") $3,200,000 of the balance of the EOS Note into 10,000,000 shares of Common Stock, at a conversion price of $0.32 per share, and the floor price set forth in the EOS Note was waived and did not apply to the EOS Note Conversion.

To the extent required, the disclosure in Item 3 of this Amendment No. 3 is incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated as follows:

The percentage ownership of shares of Common Stock set forth in this Amendment No. 3 is based upon 116,701,378 shares outstanding as of September 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and restated as follows:

As of the date of this Amendment No. 3, Mr. Bradley beneficially owned 19,700,790 shares, consisting of 4,235,970 shares held directly by Mr. Bradley, 12,289,002 shares held directly by EOS Technology Holdings Inc., and 3,175,818 shares held directly by Ms. Choi.

As of the date of this Amendment No. 3, Ms. Choi beneficially owned 7,411,788 shares, consisting of 3,175,818 shares held directly by Ms. Choi and 4,235,970 shares held directly by Mr. Bradley.

As of the date of this Amendment No. 3, EOS beneficially owned 12,289,002 shares, held directly by EOS.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of the Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 3.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth in Item 2(a) of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended to add the following:

99.10 Convertible Promissory Note Amendment and Conversion Agreement by and between the Company and EOS, dated as of September 7, 2025. https://www.sec.gov/Archives/edgar/data/1682149/000110465925088049/tm2525483d1_ex4-1.htm

## Signatures
- Nathaniel Bradley: /s/ Nathaniel Bradley, Nathaniel Bradley (09/09/2025)
- Sonia Choi: /s/ Sonia Choi, Sonia Choi (09/09/2025)
- EOS Technology Holdings Inc.: /s/ Nathaniel Bradley, Nathaniel Bradley, CEO (09/09/2025)